UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

RAE Systems Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75061P 10 2

(CUSIP Number)

Robert I. Chen	Robert T. Ishii
c/o RAE Systems, Inc.	Wilson Sonsini Goodrich & Rosati,
3775 North First Street	Professional Corporation
San Jose, California 95134	One Market Street, Spear Tower Suite 3300
San Francisco, California 94105
(408) 952-8200	(650) 947-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Robert I. Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 15,834,942
9 SOLE DISPOSITIVE POWER: 270,833
10 SHARED DISPOSITIVE POWER: 15,564,109

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,834,942*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒ (See Item 6)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

*	Includes options to purchase 270,833 shares of common stock of issuer exercisable within 60 days.

1	NAMES OF REPORTING PERSONS: Lien Q. Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 15,564,109
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 15,564,109

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,564,109
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒ (See Item 6)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	NAMES OF REPORTING PERSONS: Chen Revocable Trust DTD 5/8/2001
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 15,382,849
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 15,382,849

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒ (See Item 6)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	NAMES OF REPORTING PERSONS: Chen Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 181,260
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 181,260

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 181,260
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒ (See Item 6)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	NAMES OF REPORTING PERSONS: Peter Hsi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 2,757,998
9 SOLE DISPOSITIVE POWER: 66,666
10 SHARED DISPOSITIVE POWER: 2,691,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,757,998*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒ (See Item 6)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

*	Includes options to purchase 66,666 shares of common stock of issuer exercisable within 60 days.

1	NAMES OF REPORTING PERSONS: Sandy Hsi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 2,691,332
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 2,691,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,691,332
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒ (See Item 6)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	NAMES OF REPORTING PERSONS: Hsi Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 2,691,332
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 2,691,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,691,332
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒ (See Item 6)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

This Amendment No. 7 (this “Amendment No. 7”) to the statement on Schedule 13D, filed with the Securities and Exchange Commission on behalf of the Reporting Persons relating to the Common Stock of RAE Systems, Inc., a Delaware corporation (“RAE”), on September 29, 2010, as amended and restated (the “Schedule 13D”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, on behalf of the Reporting Persons to amend certain information set forth below to the items indicated. Unless otherwise stated herein, all capitalized terms used in this Amendment No. 7 shall have the same meaning as those set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On May 31, 2011, the Chen Revocable Trust DTD 5/8/2001 (the “RLC Trust”) and the Hsi Family Trust (the “Hsi Family Trust”) each amended its Rollover Agreement with Purchaser, an affiliate of Vector Capital IV, L.P., Vector Entrepreneurs Fund III, L.P., and Vector Capital III, L.P., by entering into an Amendment No. 3 (“Amendment No. 3 to the RLC Rollover Agreement”) and an Amendment No. 1 (“Amendment No. 1 to the Hsi Rollover Agreement”), respectively, to such Rollover Agreements, in each case to reflect that each person’s ownership interest in Purchaser is the same as it would have been if the approximately 1.98 million shares were not contributed to Purchaser for no consideration.

References to, and descriptions of Amendment No. 3 to the RLC Rollover Agreement and Amendment No. 1 to the Hsi Rollover Agreement throughout this statement are qualified in their entirety by reference to Amendment No. 2 to the RLC Rollover Agreement and Amendment No. 1 to the Hsi Rollover Agreement included as Exhibit 7 and Exhibit 8 hereto and which are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

7	Amendment No. 3, dated as of May 31, 2011, to Rollover Agreement, dated as of January 18, 2011, as amended, by and between RAE and RLC Trust

8	Amendment No. 1, dated as of May 31, 2011, to Rollover Agreement, dated as of January 18, 2011, as amended, by and between RAE and Hsi Family Trust

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2011

CHEN REVOCABLE TRUST DTD 5/8/2001		CHEN FAMILY FOUNDATION

By:	/S/ ROBERT I. CHEN	By:	/S/ ROBERT I. CHEN
	Robert I. Chen		Robert I. Chen
Trustee

By:	/S/ LIEN Q. CHEN	By:	/S/ LIEN Q. CHEN
	Lien Q. Chen		Lien Q. Chen
Trustee

ROBERT I. CHEN		LIEN Q. CHEN

By:	/S/ ROBERT I. CHEN	By:	/S/ LIEN Q. CHEN

HSI FAMILY TRUST		PETER HSI

By:	/S/ PETER HSI	By:	/S/ PETER HSI
Peter Hsi
Trustee

SANDY HSI

By:	/S/ SANDY HSI	By:	/S/ SANDY HSI
Sandy Hsi
Trustee

EXHIBIT INDEX

Exhibit No.	Title

7	Amendment No. 3, dated as of May 31, 2011, to Rollover Agreement, dated as of January 18, 2011, as amended, by and between RAE and RLC Trust

8	Amendment No. 1, dated as of May 31, 2011, to Rollover Agreement, dated as of January 18, 2011, as amended, by and between RAE and Hsi Family Trust